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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                               Amendment No. 1 to
                                  Statement on
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                               CYLINK CORPORATION
                            (Name of Subject Company)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                   232565 10 1

                      (CUSIP Number of Class of Securities)


                            Peter M. Kreindler, Esq.
                    Senior Vice President and General Counsel
                          Honeywell International Inc.
                                101 Columbia Road
                        Morris Township, New Jersey 07962
                            Telephone: (973) 455-2000
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  June 22, 2001
              Date of Event which Requires Filing of This Statement


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




                                  SCHEDULE 13D

CUSIP No. 232565 10 1

1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

      Pittway Corporation
      IRS Identification No.:  13-5616408
------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ X ]
                                                          (b)  [   ]
------------------------------------------------------------------------
3.   SEC USE ONLY
------------------------------------------------------------------------
4.   SOURCE OF FUNDS
       WC
------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS  2(d) or 2(e)                                  [   ]
------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
------------------------------------------------------------------------
7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
       WITH SOLE VOTING POWER         8,606,085
------------------------------------------------------------------------
8.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
       WITH SHARED VOTING POWER      0
------------------------------------------------------------------------
9.   SOLE DISPOSITIVE POWER    8,606,085
------------------------------------------------------------------------
10.  SHARED DISPOSITIVE POWER    0
------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       8,606,085
------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                               [   ]
 ------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     26.3% (based on the number of shares reported in the first quarter 2001 Form 10-Q of Cylink Corporation)
------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
       CO
------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 232565 10 1

1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

        Honeywell International Inc.
        IRS No.:  22-2640650
------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ X ]
                                                          (b)  [   ]
------------------------------------------------------------------------
3.   SEC USE ONLY
------------------------------------------------------------------------
4.   SOURCE OF FUNDS
       WC
------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS  2(d) or 2(e)                                    [   ]
------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
------------------------------------------------------------------------
7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
       WITH SOLE VOTING POWER         8,606,085
------------------------------------------------------------------------
8.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SHARED VOTING POWER
------------------------------------------------------------------------
9.   SOLE DISPOSITIVE POWER    8,606,085
------------------------------------------------------------------------
10.  SHARED DISPOSITIVE POWER    0
------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       8,606,085
------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                               [   ]
 ------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     26.3% (based on the number of shares reported in the first quarter 2001 Form 10-Q of Cylink Corporation)
------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
       CO
------------------------------------------------------------------------

     On February 23, 1996, Pittway Corporation ("Pittway") filed a statement on
Schedule 13D reporting beneficial ownership of shares of Common Stock, $.01 par value (the "Common Stock"), of Cylink Corporation ("Cylink"). Pursuant to a tender offer and a subsequent merger between Pittway and a wholly owned subsidiary of Honeywell International Inc. ("Honeywell"), which was consummated on February 14, 2000, Pittway became a direct wholly owned subsidiary of Honeywell. The statement on Schedule 13D that was previously filed is amended as set forth below to reflect a change in investment intent.

Item 2.  Identity and Background

     Item 2 is amended in its entirety as follows:

     The Reporting Persons are:

     (I) Pittway Corporation, a Delaware corporation, is a manufacturer and distributor of electronic alarm equipment and a publisher of trade magazines and directories. Pittway's address is: 165 Eileen Way, Syosset, New York 11791.

     The Directors and Executive Officers of Pittway Corporation are set forth on Annex A.

     (II) Honeywell International Inc., a Delaware corporation, is a diversified technology and manufacturing leader, serving customers worldwide with aerospace products and services; control technologies for buildings, homes and industry; automotive products; power generation systems; specialty chemicals; fibers; plastics; and electronic and advanced materials. Honeywell's address is: 101 Columbia Road, Morris Township, New Jersey 07962.

     The Directors and Executive Officers of Honeywell International Inc. are set forth on Annex B.

Item 4.   Purpose of Transaction

     Item 4 is hereby amended in its entirety as follows:

     The Common Stock held by Pittway is held as an investment. Pittway and Honeywell have determined that Pittway's investment in Cylink Common Stock is not strategic and Pittway and Honeywell currently intend to sell all or a portion of Pittway's holdings in Cylink Common Stock. The sale of Cylink Common Stock is subject to such factors as the price and liquidity of the Common Stock, subsequent developments affecting Cylink, Cylink's business and prospects, other investment and business opportunities available to Pittway and Honeywell, general stock market and economic conditions, tax considerations, regulatory restrictions and other factors considered relevant by Pittway and Honeywell.


Item 5.  Interest in Securities of the Issuer

     Item 5 is hereby amended to add the following:

     Pursuant to a tender offer, which expired on February 3, 2000, Honeywell, through its wholly owned subsidiary, HII-2 Acquisition Corp., acquired in excess of 90% of the common stock and Class A stock of Pittway Corporation. On February 14, 2000, HII-2 Acquisition Corp. was merged with and into Pittway Corporation, as a result of which Pittway became a direct wholly owned subsidiary of Honeywell. Since Pittway is a wholly owned subsidiary of Honeywell, Honeywell may also be deemed the beneficial owner of any common stock of Cylink that Pittway owns.

                                   SIGNATURES


     After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 22, 2001

                                     HONEYWELL INTERNATIONAL INC.


                                     BY:  /s/ Richard F. Wallman
                                        ----------------------------------------
                                         Name: Richard F. Wallman
                                         Title: Senior Vice President
                                         and Chief Financial Officer


                                     PITTWAY CORPORATION



                                     BY:   /s/ James V. Gelly
                                        ----------------------------------------
                                         Name:  James V. Gelly
                                         Title: Vice President and Treasurer

                                     Annex A

     Directors, Officers, and Significant Employees of Pittway Corporation

The business address of each person listed below is c/o Pittway Corporation, 165 Eileen Way, Syosset, New York 11791.

Each of the following persons is a United States citizen.

Each of the following persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Each of the following persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

DIRECTORS:

Peter M. Kreindler         Senior Vice President and General Counsel of Honeywell International Inc.
Victor P. Patrick          Vice President, Secretary and Deputy General Counsel of Honeywell International Inc.
George VanKula             General Counsel of Honeywell International Inc.'s Home & Building Control business.


EXECUTIVE OFFICERS:

Roger Fradin               President and Chief Executive Officer.
Robert Williams            Chief Financial Officer.
Kathy Engel                Vice President.
Steve Winick               Chief Technology Officer.
James V. Gelly             Vice President and Treasurer.

                                     Annex B

        Directors and Executive Officers of Honeywell International Inc.

The business address for each person listed below is c/o Honeywell 101 Columbia Road, Morristown, New Jersey 07960.

Except as otherwise noted, each of the following persons is a United States citizen.

Each of the following persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Each of the following persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

DIRECTORS:

Michael R. Bonsignore      Chairman and Chief Executive Officer of Honeywell International Inc.
Hans W. Becherer           Former Chairman and Chief Executive Officer of Deere & Company.
Gordon M. Bethune          Chairman and Chief Executive Officer of Continental Airlines, Inc.
Marshall N. Carter         Senior Fellow at the Center for Business and Government, John F. Kennedy School of
                           Government, Harvard University.
Jaime Chico Pardo          Vice Chairman and Chief Executive Officer of Telefonos de Mexico, S.A. de C.V.
                           (TELMEX)  Mr. Chico Pardo is a citizen of Mexico.
Ann M. Fudge               Former Group Vice President of Kraft Foods, Inc.
James J. Howard            Chairman of Xcel Energy Inc.
Bruce Karatz               Chairman, President and Chief Executive Officer of KB Home.
Robert P. Luciano          Chairman Emeritus of Schering-Plough Corporation.
Russell E. Palmer          Chairman and Chief Executive Officer of The Palmer Group.
Ivan G. Seidenberg         President and Co-Chief Executive Officer of Verizon Communications.
John R. Stafford           Chairman of the Board of American Home Products  Corporation.
Michael W. Wright          Chairman, President and Chief Executive Officer of SUPERVALU Inc.

EXECUTIVE OFFICERS:

Michael R. Bonsignore      Chairman and Chief Executive Officer.
Giannantonio Ferrari       Chief Operating Officer and Executive Vice President, Performance Products and
                           Solutions.  Mr. Ferrari is a citizen of Italy.
Barry C. Johnson           Senior Vice President and Chief Technology Officer.
Robert D. Johnson          Chief Operating Officer and Executive Vice President, Aerospace Businesses.
Peter M. Kreindler         Senior Vice President and General Counsel.
James J. Porter            Senior Vice President and Chief Administrative Officer.
Richard F. Wallman         Senior Vice President and Chief Financial Officer.